United States Securities and Exchange Commission 100 F Street, North East Washington, D.C. 20549 Attention: Tracey L. McNeil Mail Stop 4628

Re:     Geovic Mining Corp.
          Form 10-K for the fiscal year ended December 31, 2008
          File No. 000-52646
          Staff Comment Letters dated December 30, 2009 and January 4, 2010

Ladies and Gentlemen:

     As the Staff will note from the responses set forth below, the Company is prepared to make amendments to its 2008 Form 10-K to reflect the responses. However, we suggest that in lieu of amendment, the Company undertake to prepare its 2009 Form 10-K consistent with these responses. We make this suggestion because the relatively small number of comments does not, in our view, raise material disclosure issues, given our responses, and because our 2009 form 10-K will be filed in the relatively near future.

     As requested in the comment letter, we offer the following information concerning the numbered comments.

Letter Dated December 30, 2009:

Item 1A. Risk Factors, page 11

Potential violations of the Foreign Corrupt Practices Act (FCPA) by GeoCam . . .”, page 18

1.	Please clarify why there is a “significant risk” of FCPA violation in your Cameroon operations.

United States Securities and Exchange Commission
January 15, 2010

Response:

     We know of no violations or threatened violations of FCPA by our employees or employees or agents of GeoCam. However, penalties which could arise from any violation could be severe, even if a violation is inadvertent or consistent with some local norms and practices in Cameroon. Also, GeoCam is operated as a separate entity and we do not control or supervise the day-to-day activities of its employees, most of whom are Cameroonian. We therefore characterized the risk as “significant.” Use of the term in this context may be slightly inaccurate as the language is intended to convey the reality of country risk, rather than likelihood of a violation. Accordingly, we suggest that we revise the disclosure to delete the word “significant.”

Item 3. Legal Proceedings, page 36

2.

We note your disclosure regarding claims made or raised by five management level employees of Geovic Cameroon PLC in connection with the termination of their employment. Please provide the disclosure required by Item 103 of Regulation S-K with respect to such claims.

Response:

     In Item 3, the Company referenced the possible claims from the five former employees out of an abundance of caution. No legal proceedings as defined in Item 103 of Regulation S-K were pending or threatened at the time the Form 10-K was filed, which was not long after the terminations. GeoCam subsequently paid amounts due on termination under the employment or consulting agreements. GeoCam learned in November 2009 that initial steps were being undertaken jointly by the employees that could lead to a legal proceeding in Cameroon. However, the total of all possible claims would not exceed 10% of the Company’s consolidated assets, as required by Instruction 2 to Item 103. Accordingly the Company suggests that no change should be made in response to this comment. Future disclosure under Item 3 will fully comply with Item 103.

Item 9A. Controls and Procedures, page 50

Management’s Remediation Initiatives, page 52

3.	Please expand your disclosure to quantify any material costs that you expect to incur in connection with your remediation initiatives.

Response:

     We did not attempt to quantify “any material costs” that the Company expected to incur in attempting to remediate the material weaknesses that were described in detail in Item 9A of the Form 10-K. We do not understand that Item 9A and Items 307 and 308 of Regulation S-K specifically require disclosure of expected remediation costs, and we did not consider that the remediation costs would be material to the Company.

United States Securities and Exchange Commission
January 15, 2010

     Upon review of Item 9A as filed, we suggest that disclosure of the nature of the material weaknesses in our internal control over financial reporting and the lack of effectiveness of our disclosure controls and procedures is accurate and complete. The specific steps planned for remediation are also clear and complete. We note also that all such steps have now been or are being implemented and enforced. For the information of the Staff, the last 4 of the 6 initiatives for remediation described were not undertaken solely in connection with remediation, and it would be difficult to quantify what portion of those anticipated costs were then expected to apply to remediation. For example, we disclosed a plan to hire an experienced controller and other experienced accounting staff as a step toward remediation. Likewise we stated that continued implementation of an automated accounting system (initial development commenced in mid-2008, and “live” implementation was January 1, 2009) would be important to our remediation efforts. With hindsight we could now quantify the costs from the first 2 of the 6 listed initiatives (and we do not consider the costs incurred to be material to the Company); however at the time the Form 10-K was filed we had only limited facts upon which to base a reasonable estimate of material costs.

     We suggest that present disclosure in Item 9A would not be enhanced by amending to include expected future costs of remediation. We also confirm that in future disclosure of planned remediation initiatives, if any, the Company will address specific actions and, if applicable, estimate any material anticipated costs therefor.

Letter Dated January 4, 2010:

Form 10-K for Fiscal Year Ending December 31, 2008

Properties, page 21

Nkamouna Resource and Reserve Model, page 30

1.

Given that your jurisdiction of incorporation is Delaware, your cautionary language on page 4 does not allow the disclosure of resource estimates. Our previous correspondence of June 11, 2007 emphasized that only those terms as specified by Industry Guide 7 may be used in SEC filings by U.S. incorporated entities. However, at various locations in your filing, you continue to use the terms such as “measured,” “indicated,” “inferred,” and/or “mineral resources” in reference to your quantity estimates. Please note the provisions of Industry Guide 7 generally preclude the use of any terms other than proven or probable reserves for disclosure in the periodic reports that you file with the SEC. Accordingly, it appears that you may need to amend your filing to eliminate all resource disclosure.

United States Securities and Exchange Commission
January 15, 2010

Response:

     We are prepared to amend the Form 10-K and make the following revisions which we discussed generally with Mr. Shuler earlier:

· We would delete all references to “Mineral Resources” or “resources” in the disclosure in Item 2 beginning in the subsection “Mineral Resource and
Mineral Reserves” on page 29 and where appropriate replace the term with “mineralized material.”
· We would reformulate Table 1, Mineral Resource Statement, and the associated text to disclose mineralized material which would exclude reserves.

     We request that the Staff concur that an acceptable course would be to make no amendment at this time, but to make the changes summarized below in the 2009 Form 10-K, to be timely filed in March. We suggest that the requested amendment could be misleading as an effort to re-report outdated information. Please see our Current Report on Form 8-K filed October 16, 2009 wherein we disclosed the results of significant additional drilling that was described as completed but not analyzed in the 2008 Form 10-K. We suggest that the Form 8-K information as well as other information will be included in the 2009 Form 10-K in a manner consistent with the Comment and fully compliant with Industry Guide 7.

     We attach as Exhibit 99.1 to this response letter a copy of the following portions of the 2008 Form 10-K marked to show changes to our reporting of reserves and mineralized material that we propose to include in our 2009 Form 10-K when filed:

· Cautionary Note Regarding Disclosure of Mineral Properties;
· Relevant portions of Item 2 relating to quantity disclosures of mineralized material and revising the discussion of assumptions made in determining reserves
(Please see the response to the following Comment below).

2.

We note you disclose a net revenue cutoff along with the reserve information in this section. Please also disclose the associated commodities or by- products, the method used to calculate your net revenue value and any material assumptions used in the calculation, such as assumed metal prices, operating costs, and metallurgical recoveries.

Response:

     We concur that reference to the specific net revenue cut-off without further explanation as in the Form 10-K could be confusing to a casual reader. We suggest that if we amend the Form 10-K at this time, the following or similar language be substituted in the second paragraph preceding present Table 2:

United States Securities and Exchange Commission
January 15, 2010

     In estimating the reserves, PAH used a cutoff grade of 0.175% ferralite-equivalent cobalt and assumed market prices for Cobalt and Nickel of $15.55 and $3.75 per pound respectively and costs assumed in Table 3 to determine proven and probable reserves.

     Notwithstanding that disclosure would be clearer with such an amendment, we suggest that if the Staff concurs with the responses to the other comments and accepts our suggestion to make disclosure consistent with the comments in the 2009 Form 10-K when filed, this revision could appropriately be made in that filing as well.

     We again refer the Staff to the attachment wherein the changes and revised disclosure for Item 2 are summarized. The suggested inserts are taken, with only minor modification, from the 2008 Technical Report of which the reserve and other estimates are a part. For your information, we expect to update the estimate of proven and probable reserves at Nkamouna upon completion of pending studies by consultants. The updates may not be completed until second quarter 2010.

     We would like to discuss this approach with the Staff.

* * * **

     As requested in the comment letters, Geovic Mining Corp. confirms and acknowledges as follows:

·	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the form 10-K which is the subject of the Comment Letters;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
and
·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
United States.

Sincerely,

GEOVIC MINING CORP.

  By  /s/ Alan W. Peryam
        Alan W. Peryam
        Senior Vice President and General Counsel

cc:     Ernst & Young LLP
         Davis Graham & Stubbs LLP
         Blakes Cassels & Graydon LLPSD

EXHIBIT 99.1

CAUTIONARY NOTE REGARDING DISCLOSURE OF MINERAL PROPERTIES [substantially revised]

     Geovic Mining Corp. is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and applicable Canadian securities laws. We report our mineral reserves according to two different standards to meet the requirements for reporting in both Canada and the United States. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the Securities and Exchange Commission (“SEC”) Industry Guide 7. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

     We estimate mineral reserves and mineral resources according to the definitions set forth in NI-43-101 and modify them as appropriate to confirm to SEC Industry Guide 7 for reporting in the U.S. In this Form 10-K, we use the term “mineralized material” to describe the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. This is substantially equivalent to the total measured mineral resources and indicated mineral resources (disclosed as exclusive of reserves), which we disclose for reporting purposes in Canada. U.S. investors are cautioned that, while the terms “measured mineral resources,” “indicated mineral resources” and “indicated mineral resources” are recognized and required by Canadian securities laws, rules adopted by the SEC do not recognize them.

10-K Item 2, pages 29-33

Mineralized Material and Mineral Reserves

This Section describes the ~~resource~~ mineralized material and reserve model for the Nkamouna

Project based on data available at the end of 2007, as included in the Nkamouna Technical Report.

Nkamouna Geologic and Reserve Model

     Total mineralized material and reserves were calculated for the Nkamouna area using a three-dimensional block model to estimate cobalt, nickel, and manganese grade for individual blocks with dimensions of 10 by 10-meters horizontal by 1-meter vertical. In addition, lithology codes and ore classification codes were defined for each block. This determination updated the prefeasibility model with additional data, including: 162 deepened pits, five additional pits, and revised topography data. The 2007 assay database contains 4 percent greater assay intervals than the 2005 database. The updated estimation was done with Datamine Studio 3.0 geologic modeling software, although the methodology remains essentially the same.

     The mineralized material is summarized by lithologic unit in Table 1 below. The cutoff grades in this table are different for each lithology and are approximate economic cutoffs based on the different processing characteristics of each lithology.

TABLE 1

Nkamouna Project, Cameroon

Mineralized Material Statement (A)[Tonnage amounts to be revised to delete that part that are included as “reserves” in Table 2]

			Weighted	Weighted	Weighted
	Cutoff	Tonnes	Average	Average	Average
Lithology	(% Co)	(1,000’s)	% Co	% Ni	% Mn

Upper Laterite	0.12	86	0.286	0.312	1.468
Upper Breccia	0.23	386	0.410	0.454	2.036
Ferricrete Breccia	0.23	2,051	0.508	0.528	2.610
Lower Breccia	0.23	4,493	0.440	0.522	2.168
Ferralite	0.12	54,314	0.216	0.681	1.132

Total		61,331	0.244	0.665	1.261

Note A: For purposes of Table 1, the “Mineralized Material” is exclusive of that portion of the deposit characterized as “Mineral Reserves” in Table 2 below.

Mineralized material" as used in this report, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of these deposits will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

     A top-of-mineralization, or “TOMI,” model was created by PAH so that the top of mineralization in each drill hole was at a constant elevation. The advantage of this model is that the optimum correlation between the metal grades is horizontal and the shape and continuity of the mineralization can be viewed directly on plan maps. This model also went through several iterations of editing/~~remodelling~~remodeling to remove inconsistencies in the data from shallow holes that did not penetrate the top of mineralization and from multiple pits and drill holes within a few meters of each other.

     Basic statistics, using the TOMI model, showed that there are three cobalt grade populations, including low-grade (poorly mineralized), mid-grade (mineralized), and high-grade (strongly mineralized). Manganese was found to have grade distributions similar in shape, but higher grade than cobalt, consistent with the strong correlation between cobalt, manganese, and asbolane. Nickel appears to be much more evenly distributed than cobalt and manganese and was found to only have two grade zones, mid-grade (mineralized) and high-grade (strongly mineralized).

Grade zones were defined for each metal as closed shapes in plan maps in the unfolded model.

     Basic statistics were run within the grade zones to confirm the grade distributions and variograms were run to confirm continuity of grades within the zones.

     The unique Nkamouna ore will be subjected to physical upgrading (PUG) consisting of crushing, attritioning and particle sizing .The PUG plant basically consists of a receiving hopper and two stages each of crushing, attritioning and particle classifying to a produce coarse, high-grade concentrate, a low-grade middlings and fine tailings. The concentrate will be conveyed to a receiving bin at the process plant. As 60% of the cobalt is concentrated in only 20.5% of the ore weight, the process plant size is much smaller and financial performance is dramatically improved when the ore is physically upgraded prior to final processing in the Metal Recovery Plant (MRP).

     Economic evaluation criteria were based on supplying a fixed 2,000 tonnes ore per day (“tpd”) of product from the PUG plant to the process plant at an average of 1.87:1 Waste:Ore ratio. This yields an average mine production rate of 23,000 tpd with approximately 8,000 tpd of ore, and a maximum of 28,000 tpd for equipment sizing and operating cost estimation.

     A cutoff grade of 0.175% ferralite-equivalent cobalt was used to define the Mineral Reserves described in Table 2 below.

The Nkamouna mineral reserves presented in Table 2 are classified as a Proven plus Probable.

TABLE 2

Nkamouna Project, Cameroon Mineral Reserve Statement

     Our proven and probable mineral reserves for the Nkamouna Project are estimated in accordance with definitions set out in NI- 43-101 and in reliance on the Nkamouna Technical Report prepared under those regulations. We believe that our mineral reserves are estimated on a basis consistent with the definition of proven and probable reserves prescribed for use in the U.S. by the SEC and as set forth in Industry Guide 7.

		MINERALIZED ZONE			INTERBURDEN	OVERBURDEN	TOTAL

CLASSIFICATION	kTonnes	% Co	% Ni	% Mn	kTonnes	kTonnes	kTonnes

Proven	28,868	0.264	0.690	1.406	NA	NA	NA
Probable	25,874	0.230	0.683	1.250	NA	NA	NA

TOTAL(1)	54,742	0.248	0.687	1.331	4,327	98,231	157,299

•	Geovic estimates the contained metal to be approximately 299.4 million lbs of cobalt, 829.2 million lbs of nickel and 728 thousand tonnes of manganese.

Mining Operations

     Table 5 below summarizes the estimates of project economics for the Nkamouna Project included in the Nkamouna Technical Report, which is based on the data and processes reviewed in the feasibility study completed by consultants in December 2007 (the “FFS”). PAH has not reviewed the OS and the Nkamouna

Technical Report has not been revised or updated since it was prepared in early 2008. Because GeoCam expects to significantly revise the methodology for ore processing on site at Nkamouna, a revised feasibility study is expected to be obtained before proceeding with any mine construction activities. However the following data summarizes the assumptions made by PAH in the Nkamouna Technical Report.

     The shallow cobalt/nickel resource of the Nkamouna deposit can be mined profitably using conventional truck and excavator open-pit mining methods. The process plant is located upslope from the majority of the deposit. The deposit itself is flat with the surface sloping at a natural grade of 5 percent; with upper elevations around 760 meters and lower elevations around 610 meters.

     The deposit was modeled using zones approximately 500m wide by 500m in length. However, the zones are not uniform, but rather created using logical break lines in the deposit to more accurately capture the shape of the deposit. Zones contain composited block grades from the block model. The zones encompass the extents of the deposit that ranges 4 kilometers from east to west and 2 kilometers from north to south.

     Mining begins near the process plant to keep haul times low and progresses south west of the plant as the exhausted pit left behind the advancing face is backfilled and ore is taken to the plant. Mining is sequenced primarily to mine higher grade blocks first and secondarily to backfill previously mined blocks. The mining benches daylight at a near flat grade (0%) to provide drainage to the south.

     Mineable reserve estimates, mine plans, mine equipment selection, and capital and operating costs were developed by PAH.

     A three-dimensional block model was created in Datamine Studio 3(a geologic and mine modeling software package) while pit floor optimization and pit sequencing were determined using a separate software tool (Whittle 4X). To simplify the interpretation of the output, the pit development sequence was color coded and zones placed over the top. The zone sequence was chosen based on the color code with the highest grade zones mined first. Scheduling was based on meeting the plant production schedule with 2,000 tonnes per day of concentrated feed to the plant over 328 days per year.

     In June 2007, a preliminary pit stability analysis was completed for Nkamouna. The analysis indicates that a pit wall modeled with 4m bench heights, each sloped at 60 degrees from the horizontal, and a 2m wide catch bench meets the selected global stability criteria for the conditions and strengths parameters analyzed. Pit dewatering by means of sump pumps and perimeter ditching is required and is included in the mining cost. Interburden thickness of less than two meters will be removed as ore and thickness greater then two meters will be removed as waste.

The pit will be designed to accommodate a five stage mining sequence.

Stage 1 – Excavation of 4 meter of overburden using hydraulic front shovel.

Stage 2 – Approximately 4 meter excavation to approach the top of the mineralized ore zone. This stage is defined by exploration and development drill holes and test shafts.

Stage 3 – Rotary drilling of remaining area to a depth of 8 meters. The drilled samples will be sampled on one meter intervals to identify ore and interburden. All remaining waste above the ore zone will be ripped and dozed to minimize dilution of the ore.

Stages 4 & 5 – Ore will be mined out at a depth of 4 meters using a backhoe selectively segregating ore and interburden. Stages 3 through 5 will be repeated until the assays indicate the bottom of ore.

     Minable reserves presented in Table 2 are based on a cutoff of 0.175 percent ferralite-equivalent cobalt. These minable reserves are the part of the ~~resource~~ mineralization that can be mined and processed at a profit.

     Scheduling of mine production on an annual basis was completed using detailed block-by-block reserves for each mine phase. From the block-by-block reserves a production schedule was generated and a production plan was developed from the schedule based on truck and excavator cycle times and availabilities. Production scheduling was based on the following operational criteria:

365 days/year 2 shifts/day

37 inclement weather shifts/year

Nominal 9,000 tonnes ore/day to physical upgrade (PUG) plant

2,000 tonnes /day or 656,000 tonnes/year of PUG concentrates to the process plant

     Mine production was based on an equipment fleet which includes 6.5 -m3 hydraulic excavators and shovels, 6.9 -m3 wheel loaders, 54-tonne class haul trucks, and 152-mm diameter rotary drills. The location of the PUG plant and mine backfill areas were used to calculate truck cycle times and estimate production capacity. The mining fleet is sized for a nominal 9-10 million tonnes per year mining rate. Production planning was based on matching truck fleets to the loader/shovel fleet based on cycle times for the trucks and loaders.

Cobalt and Nickel Recoveries

     Estimates of cobalt and nickel recovery were projected from the results of the physical upgrade test work and process test work discussed in the Nkamouna Technical Report. The final criteria for statement of ore reserves are:

Physical Upgrade (PUG) factors Breccia ore upgrade factors

·	Cobalt = 1.72
·	Nickel = 1.17
·	Manganese = 1.71
·	PUG Concentrate = 41.7% of ore weight

Ferralite ore upgrade factors

·	Cobalt = 3.21
·	Nickel = 1.53
·	Manganese = 3.03
·	PUG Concentrate = 19.2% of ore weight

Leach/SXEW Recoveries

·	Cobalt = 92%
·	Nickel = 52%
·	Manganese = 88%

     Recoveries for the PUG plant can be calculated by multiplying the upgrade factor times the weight percent of ore in the concentrate. For ferralite ore, the cobalt recovery is 19.2% * 3.21 = 61.6% . For an average ore composition of 10 percent breccia and 90 percent ferralite, the concentrate would contain 21.5 percent of the run-of mine ore fed to the PUG plant. This concentrate is the feed to the process plant from which 92 percent of the cobalt is recovered.

Markets and Metal Prices

     Cobalt is a metal used in many diverse industrial and military applications with the leading use in rechargeable batteries (approximately 21 percent). Super-alloys are second in use (approximately 20 percent), principally to make parts for gas turbine engines. Cobalt is also used to make specialty magnets (7 percent); other alloys used for corrosion and wear resistance (16 percent); catalysts for the petroleum and chemical industries (11 percent); drying agents for paints, varnishes, and inks and adhesives for radial tires (9.5 percent); porcelain enamels, dyes and pigments (11 percent); and magnetic recording media (4.5 percent).

Cobalt Prices are published by Platt’s Metals Week (www.metalsweek.com) and BHP Billiton (cobalt.bhpbilliton.com) for 99.8 percent US Spot cathode cobalt. The economic evaluation for the Nkamouna Technical Report uses the 3-year average price for cobalt of $20.08 per pound on October 31, 2007

     Nickel is a principal metal traded on the London Metal Exchange (LME) and has total price transparency. Prices are quoted on the LME (www.lme.com) for 99.8 percent US Spot cathode nickel. The economic evaluation for Technical Report uses the 3-year average price for nickel of $11.16 per pound on October 31, 2007.

Capital and Operating Costs

Capital Cost Summary

     Mine capital costs are based on an owner-operated mining fleet of equipment and include costs for all mine related activities. Mine equipment costs are US$21.6 million with another US$24.7 million of replacement capital over the 19 year mine life for a total of US$46.3 million. Most major mine equipment quotes were received from Komatsu or Caterpillar from their respective Cameroonian dealers and quoted as FOB Douala. Freight and erection costs were calculated based on machine weight and typical inland freight rates.

     As noted above, the PUG plant has been designed to treat 9,000 tonnes ore per day and produce 2,000 tpd of PUG concentrates. The PUG circuit includes crushing, attritioning the ore to dissociate coarse and fine particles, and particle sizing.

     The metal recovery plant (MRP) has a base case throughput of 2,000 tpd. The MRP will produce CoO and NiO, suitable for battery manufacturing and many other uses and markets. The plant includes cost to reform sulfur burner gas to SO2 to enhance leaching with sulfurous acid. Smaller sulfuric acid requirements will be met by purchasing acid. The capital estimate is based on vendor quotes for major process equipment and is classified as an AACE Class 3 (±15%) estimate.

     The cost estimate for the Napene Creek tailings storage facility (TSF) applies unit prices based on U.S. pricing for similar projects. Initial Stage 1 TSF construction costs are US$9.3 million with a total life-of-mine cost of $35.2 million.

Capital Cost Details

Initial capital expenditures are detailed in Table 3

TABLE 3 Geovic Mining Corp. Nkamouna Project, Cameroon Initial Capital Expenditure (in $US millions)

Description	Costs

Process Plant & Infrastructure	$115.5

Access Road & Airstrip	26.6

12MW CHP Power Plant	42.4

Direct Field Costs	$184.6

Construction Management	26.3

Other Indirects	12.7

Engineering	22.4

Insurance, Bonds, Taxes & Freight	48.5

Contingency @ 14%	37.9

Subtotal	$332.4

Contractor’s Fee	10.0

Total Plant & Infrastructure	$342.4

Stage 1 Tailings Dam	9.3

Initial Mine Equipment	21.6

Owner’s Costs	20.2

First Fills/Initial Storage	3.7

PROJECT TOTAL	$397.2

Operating Cost Summary

     The Nkamouna mine will supply 54.7 million tonnes of ore to the PUG plant over a 19-year mine life. The metal recovery plant will process 656,000 tonnes of PUG concentrates per year. Operating costs are higher in the early production years due to higher salaries for expatriate employees, but the number of expatriates will be reduced as training of Cameroonian personnel proceeds.

     Direct operating cost components include mining, physical upgrading, metal recovery, and G&A. Indirect operating costs are estimated for GeoAid and local assistance programs, land surface leases, environmental bonds, freight and marketing, and reclamation and closure. Production taxes (ad valorem) are estimated as a separate line item but are included under the expense category.

     Mine operating costs were developed from the equipment and manpower requirements. The hourly operating costs for the major mining equipment include fuel, supplies, operating labor, and maintenance labor. Fuel costs are based on current prices of 495 CFA per liter (US$1.047 per liter or US$3.96 per gallon). The average operating cost over the project life is $1.75 per tonne of total material. The accumulated mine operating cost over the project life equals $276.4 million. Unit costs fluctuate primarily based on a reduction in expatriate labor costs over time and varying haulage distance.

The physical upgrade (PUG) plant and Metals Recovery Plant (MRP) plant are based on operating costs developed by Washington Group. The estimated annual operating costs are $76 million or $26.31 per ore tonne. The labor, operating supplies, and maintenance costs for operating the CHP unit are included in the MRP operating costs.

     Administrative costs for the Nkamouna Project office and Yaounde office include all labor and expenses required to manage and support the mine and plant production departments and administer the overall project, including environmental monitoring and compliance. GeoAid and local assistance, surface land leasing, environmental bonding, and reclamation and closure costs are accounted under indirect costs and are not included in G&A direct costs. The estimated annual administrative operating costs are estimated at $7.6 million each for production Years 1 and 2, and $5.9 million annually thereafter. The latter costs reflect reductions in higher salaried expatriate staff with trained Cameroonian personnel. Other significant cost components include $750,000 per year for political risk insurance and $400,000 per year for comprehensive and liability insurance. Expatriate compound expenses are estimated at $900,000 per year for years 1 and 2 and $700,000 per year thereafter. The estimate also provides for housing in Yaoundé or Douala for expatriates for business and personal trips and charter air flights in Cameroon. Environmental cost for monitoring and compliance is expected to average US$175,000 per year.

Unit Operating Costs

     Table 4 summarizes unit operating costs. Total direct costs net of by-product credits for nickel are $1.99 per pound of cobalt. Total cash costs are $3.12 per pound of cobalt.

TABLE 4
Geovic Mining Corp.
Nkamouna Project, Cameroon
Unit Operating Cost Summary

	2,000 tpd MRP / 4,600 TPY Cobalt

Average Life-of-Mine	$/Tonne Ore	$/Tonne Leached	$/Pound Co Equiv.

Direct Operating Cost
Mining	$5.05	$23.63	$1.11
PUG & MRP Process	$26.31	$123.08	$5.78
General & Administration	$2.14	$10.03	$0.47
Subtotal	$33.50	$156.74	$7.36
Indirect Operating Cost
Product Freight & Marketing	$0.44	$2.06	$0.12
GeoAid	$0.17	$0.81	$0.04
Surface Lease Payments	$0.15	$0.70	$0.03
Environmental Bond	$0.02	$0.09	$0.00
Reclamation/Closure	$0.44	$2.06	$0.10
Subtotal	$1.34	$6.27	$0.29
Total Operating Costs	$34.85	$163.01	$7.66
Production Taxes
(Ad Valorem)	$2.28	$10.69	$0.50
Total Cash Cost	$37.13	$173.70	$8.16
Total Direct Operating Cost		$1,833.9	million
Total Indirect Operating Costs		$73.4	million
Total Production Taxes		$125.1	million
Total Cobalt Revenue		$3,516.6	million
Total Nickel Revenue		$1,485.5	million
Total Saleable Cobalt		175.1	million pounds
Total Saleable Nickel		133.1	million pounds
Total Direct Operating Cost, nbp		$1.99	per lb Co
Total Indirect Operating Cost		$0.42	per lb Co
Total Production Tax Cost		$0.71	per lb Co
Total Cash Cost		$3.12	per lb Co

     Table 5 below summarizes the estimates of project economics for the Nkamouna Project included in the Nkamouna Technical Report, which is based on the data and processes reviewed in the feasibility study completed for the Company by consultants in December 2007 (the “FFS”). PAH did not review subsequent updates to the FFS and the Nkamouna Technical Report has not been revised or updated since it was prepared in early 2008. Because GeoCam expects to significantly revise the methodology for ore processing on site at Nkamouna, a revised feasibility study is expected to be obtained before proceeding with any mine construction activities. However the following data summarizes the assumptions made by PAH in the Nkamouna Technical Report.

     The Nkamouna Project will be mined as an open-pit utilizing hydraulic shovels and excavators and 54-tonne trucks as the primary mining equipment.

     The mine plan described in the Nkamouna Technical Report was developed from the mineralization model by creating blocks around the ore that are approximately 150 meters wide and 500 meters long. The 150 meters wide blocks were developed on logical breaks in the mineralization model and are not uniform in dimension. The average grade and value of each block was then determined.

     Design of the ultimate pit was based on mining the higher valued blocks first with a natural development of the block sequence to allow backfilling of the blocks with mine waste. The blocks are developed in a direction progressing downhill. This will minimize the haul distance in the early years by first developing the blocks closest to the plant.

     Mine design started with the completion of the mineralization model. The seam model was then diluted to represent the thickness expected to be mined using reasonably selective equipment and methods. The dilution is based on a minimum of one meter of ore so that less than one meter is considered waste and if the inter-burden between ore layers is less than 2 meters it is taken with the ore. There were many areas where the inter-burden was 1 to 2 meters in thickness with some low grade values and it was determined that it would be easier to mine this with the ore than try to segregate the waste, thereby simplifying the mining method. The ore zones become much more uniform by allowing 2 meters of low grade interburden to the mined as ore.

     The average annual mining rate is 8.3 million tonnes material over the initial 19 year mine life. This includes 5.4 million tonnes of waste per year and 2.9 million tonnes of ore per year and results in an average stripping ratio of 1.87 to 1. Conventional truck and shovel mining methods will be utilized with the processing of ore at 9,000 tonnes per day yielding an average annual production of 9.2 million pounds of cobalt and 7.0 million pounds of nickel.

     All major access and haul roads will be crowned with sufficient thickness of screened ferricrete breccia mine waste and compacted to create road surfaces that will minimize interruptions to project operations during rainy seasons.

     The PUG plant throughput at a nominal 9,800 tpd will generate 7,000 tpd of fine tailings, 800 tpd of middling concentrates and 2,000 tpd of feed to the metal recovery plant. The PUG tailings will be disposed of in the tailings facility. The middling concentrate will be backfilled and stored in separate areas of the mine.

     Processing operations are designed to produce high purity cobalt and nickel oxide products that are directly marketable or readily converted into cathodes or other chemical compounds. Plant operations during the initial 17 years are estimated to recover 175 million pounds of cobalt, and 133 million pounds of nickel. Economic recovery of manganese was not considered in the Nkamouna Technical Report, although production of significant amounts of manganese carbonate from operations was noted.

     The total initial capital estimated in the Nkamouna Technical Report is approximately $397 million, with an additional $51 million of working capital required during mine life. Sustaining capital required over the initial 19-year mine life was estimated at $87 million in the Nkamouna Technical Report. Base case estimated cash operating cost per pound of cobalt produced was $3.12 after nickel by-product credits, including direct and indirect costs and production taxes.

     The base case used three-year average metal prices $20.08 per pound of cobalt and $11.16 per pound of nickel. Project payback is estimated at 2.9 years based on these assumptions. Total before-tax cash flow is estimated at $2.53 billion.

     Reserve estimates were based on the prices used for establishing reserves as summarized in Table 2 above. The Leveraged Case assumes the same metal prices as the Base Case but assumes 60 percent debt and 40 percent equity with eight year loans at 8.5 percent.

     Returns would vary significantly depending on metal prices and other factors. Significantly lower cobalt and nickel prices at year end 2008 would decrease returns and increase the time required for project payback, among other things.

     Additional sensitivity models were prepared that varied the capital and operating costs, metal prices and metal recovery. The following Table reflects the Company’s information contained in the Nkamouna Technical Report and does not include information included in the optimization study completed in September 2008 (“OS”) or preliminary studies commenced by the Company since receipt of the OS.

TABLE 5

Nkamouna Project, Cameroon Economic Evaluations

Case:	Reserve	Base	Leveraged	High Price

Cobalt Price ($/pound)	$ 15.55	$ 20.08	$ 20.08	$ 35.00
Nickel Price ($/pound)	$ 3.75	$ 11.16	$ 11.16	$ 11.16
Project Economics—Pre-Tax ($ millions)
Cash Flow	794	2,529	2,405	5,185
NPV @ 8%	210	988	965	2,199
NPV @ 10%	139	796	788	1,822
IRR	12.7%	39.5%	63.4%	74.3%

Project Economics—After Tax ($ millions)(1)
Cash Flow	559	1,792	1,721	3,668
NPV @ 8%	129	695	704	1,565
NPV @ 10%	75	555	577	1,295
IRR	10.5%	33.0%	56.1%	61.4%
Cash Operating Cost ($ per pound Cobalt)(1)	$ 8.50	$ 3.12	$ 3.12	$ 2.87
Payback (years)	5.5	2.9	2.0	1.7

(1) Note: Net of nickel by-product credit, and including production taxes.

The following table reflects the reported annual average spot price for cathodes for cobalt and nickel as reported by Platt’s Metals Week and Metals Bulletin (Macquarie) for Cobalt and London Metals Exchange for nickel for each of the last five years, and the last reported price in December 2008. This information was not included in the Technical Report.

Year end
	2008	2008	2007	2006	2005	2004

Price per pound cobalt	$ 17.50	$ 38.42	$ 29.00	$ 17.13	$ 15.90	$ 23.93
Price per pound nickel	$ 4.37	$ 9.62	$ 16.86	$ 11.02	$ 6.69	$ 6.27